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                            Willkie Farr & Gallagher
                              One Citicorp Center
                              153 East 53rd Street
                         New York, New York 10022-4677





November 6, 1997




VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:  Knoll, Inc.
              Registration Statement on
              Form S-1 (File No. 333-36407)

Ladies and Gentlemen:

On behalf of Knoll Inc., a Delaware corporation (the "Company"), and pursuant to the Securities Act of 1933, as amended (the "Act"), we hereby request that, pursuant to Rule 477 of Regulation C promulgated under the Act, the above-referenced Registration Statement on Form S-1 and all amendments and exhibits filed therewith be withdrawn and that the Securities and Exchange Commission find that such withdrawal is consistent with the public interest and the protection of investors.

The Company has decided to request the withdrawal of the Registration Statement due to unfavorable market conditions at this time.

By copy of this letter, three copies of the Registration Statement, one of which has been manually signed, are being filed with The New York Stock Exchange, Inc.



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Securities and Exchange Commission
November 6, 1997
Page 2




If you have any questions or comments with respect to this filing, please do not hesitate to contact the undersigned or Michael A. Schwartz of this office at
(212) 821-8000.

Very truly yours,


/s/ Stephen H. Weinstein
Stephen H. Weinstein

cc:  Douglas J. Purdom,
       Knoll, Inc.
     The New York Stock Exchange, Inc.
     Valerie Ford Jacob, Esq.
     Michael A. Schwartz, Esq.